# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hydrofarm Holdings Group, Inc., CIK 0001695295
CUSIP: 44888K407
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1510 Main Street, Shoemakersville, Pennsylvania (PA), 19555
Date of event which requires filing of this statement: 10/27/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001512716

## Reporting persons
- DG Capital Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,337,456; sole dispositive power 0; shared dispositive power 1,337,456; aggregate amount beneficially owned 1,337,456 (9.9% of the class)
  Comment: Please see note in Item 4(a)
- Dov Gertzulin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,337,456; sole dispositive power 0; shared dispositive power 1,337,456; aggregate amount beneficially owned 1,337,456 (9.9% of the class)
  Comment: Please see note in Item 4(a)
- DG Value Partners II Master Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,187,663; sole dispositive power 0; shared dispositive power 1,187,663; aggregate amount beneficially owned 1,187,663 (8.9% of the class)
  Comment: Please see note in Item 4(a)

## Item 1. Issuer
Name of issuer: Hydrofarm Holdings Group, Inc.
Address of issuer's principal executive offices:
1510 Main Street
Shoemakersville, Pennsylvania 19555

## Item 2. Person Filing
Name of person filing:
DG Capital Management, LLC*
Dov Gertzulin*
DG Value Partners II Master Fund, LP*
Address of principal business office or, if none, residence:
420 Lexington Avenue, Suite 2745
New York, New York 10170
Citizenship:
DG Capital Management, LLC - Delaware
Dov Gertzulin - United States
DG Value Partners II Master Fund, LP - Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
DG Capital Management, LLC: 1,337,456*

Dov Gertzulin: 1,337,456*

DG Value Partners II Master Fund, LP: 1,187,663*

*The Common Stock (the "Shares") of Hydrofarm Holdings Group, Inc. (the "Issuer"), reported herein represents the number of Shares currently held by DG Value Partners II Master Fund, LP (the Fund), and other funds and accounts (collectively with the Fund, the "DG Entities"), advised by DG Capital Management, LLC (the "Investment Manager"). Dov Gertzulin serves as the managing member of both (1) the Investment Manager and (2) the general partner to the Fund (the "Managing Member," and collectively with the DG Entities and the Investment Manager, the "Reporting Persons.") By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Shares owned directly by the DG Entities.

As of the date which required this filing, the Managing Member and Investment Manager beneficially owned (i) 1,337,456 Shares; (ii) certain warrants; and (iii) certain prefunded warrants, each (ii) and (iii) can ultimately be exercisable into Shares. Further, each of (i) - (iii) are subject to a blocker which prevents the Reporting Persons from exercising its warrants and prefunded warrants to purchase Shares or otherwise convert such instruments into Shares to the extent that, upon such conversion, the Reporting Persons, together with its affiliates, would beneficially own in excess of 9.99% of the Shares outstanding as a result of such conversion (the "Blocker").

Additionally, as of the date which required this filing, the Fund held (i) 1,187,663 Shares; (ii) certain warrants; and (iii) certain prefunded warrants, each (ii) and (iii) can ultimately be exercisable into Shares. Further, each of (i) - (iii) are subject to a blocker which prevents the Reporting Persons from exercising its warrants and prefunded warrants to purchase Shares or otherwise convert such instruments into Shares to the extent that, upon such conversion, the Reporting Persons, together with its affiliates, would beneficially own in excess of 9.99% of the Shares outstanding as a result of such conversion (the "Blocker").

The percent of class reported herein is based upon statements in the Issuer's Form 424B5 (the Prospectus) filed on October 29, 2026, that there were 13,390,298 Shares outstanding as of October 27, 2026. The Reporting Persons can also potentially acquire additional Shares upon the exercise of certain warrants and certain prefunded warrants, subject to the Blocker, in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934 (the "Act").

This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Shares for purposes of Section 13 of the Act, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of the Reporting Persons pecuniary interest, if any, therein.
Percent of class:
DG Capital Management, LLC - 9.9%*
Dov Gertzulin - 9.9%*
DG Value Partners II Master Fund, LP - 8.9%*
Sole power to vote or to direct the vote:
DG Capital Management, LLC - 0
Dov Gertzulin - 0
DG Value Partners II Master Fund, LP - 0
Shared power to vote or to direct the vote:
DG Capital Management, LLC - 1,337,456*
Dov Gertzulin - 1,337,456*
DG Value Partners II Master Fund, LP - 1,187,663*
Sole power to dispose or to direct the disposition:
DG Capital Management, LLC - 0
Dov Gertzulin - 0
DG Value Partners II Master Fund, LP - 0
Shared power to dispose or to direct the disposition:
DG Capital Management, LLC - 1,337,456*
Dov Gertzulin - 1,337,456*
DG Value Partners II Master Fund, LP - 1,187,663*

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- DG Capital Management, LLC: /s/ Dov Gertzulin, Dov Gertzulin, Managing Member (11/03/2026)
- Dov Gertzulin: /s/ Dov Gertzulin, Dov Gertzulin, Individually (11/03/2026)
- DG Value Partners II Master Fund, LP: /s/ Dov Gertzulin, Dov Gertzulin, Managing Member of the General Partner, DG Capital Partners II, LLC (11/03/2026)